March 4, 2021

Lauren Hamilton

Valerie J. Lithotomos

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Modern Capital Funds Trust, File Nos. 333-239559, 811-23582

Dear Ms. Hamilton and Ms. Lithotomos:

On February 2, 2021, Modern Capital Funds Trust (the “Registrant”) filed Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A under the Securities Act of 1933 (the “Amendment”). On February 4, 2021, Ms. Hamilton provided telephonic comments regarding the Amendment to Bibb Strench and, on February 3, 2021, Ms. Lithotomos provided an additional comment. The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to your comments as indicated below. Please find also below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Financial Disclosure Comments

Prospectus and Statement of Additional Information

Comment 1.   Note 2 of the Fee Table indicates that the Fund may engage in borrowing and short sales. Consistent with Instruction 3(c) of Item 3 of Form N-1A, please add a line item in the fee table showing these estimated expenses and adjust the Other Expenses accordingly.

Response.   The Fee Table has been revised to add line items for Interest and Dividends on Securities Sold Short and Interest on Borrowings. In addition, the Fund’s Total Annual Operating Expenses have been adjusted accordingly.

Comment 2.   Note 3 of the Fee Table references an expense limitation agreement whereby Modern Capital Management Co. (the “Adviser”), the investment adviser to the Fund, has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses with certain exclusions. Please note that the exclusions listed in note 3 are inconsistent with the exclusions listed on pages 21 and 45 of the Prospectus. Please revise so that the language setting forth the exclusions is consistent throughout the Prospectus.

March 4, 2021

Response.    The Registrant has updated the list of exclusions in the Fee Table to conform with those listed in the expense limitation agreement as follows:

The adviser and Modern Capital Funds Trust (the “Trust”) have entered into an expense limitation agreement whereby the adviser has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses, including the adviser's management fee, any 12b-1 fees and organizational expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) specialized pricing services and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Trust officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) in order to limit annual Fund operating expenses to 0.90%, and 0.90% for Class A shares, and Class ADV shares, respectively.

Comment 3.    When describing the expense limitation agreement, Note 3 to the Fee Table indicates that the agreement may be terminated by the Trust’s Board of Trustees on 60 days’ written notice to the Adviser; however, the expense limitation agreement filed as an exhibit to the Amendment does not include such a notice. Please review the language in these documents and revise accordingly to ensure consistency across these documents.

Response.    The Registrant has revised the referenced sentence in Note 3, in order to conform with the expense limitation agreement as follows: “This agreement may be terminated by the Trust’s Board of Trustees upon written notice to the adviser. The agreement may not be terminated by the adviser without the consent of the Board.”

Comment 4.    Several inconsistencies exist between the description of the expense limitation agreement on 21 of the Prospectus and 45 of the Statement of Additional Information and the expense limitation agreement filed as an exhibit to pre-effective amendment no. 2. Please review the language in these documents and revise accordingly to ensure consistency across these documents.

Response.    The Registrant has revised the referenced disclosure on pg. 21 of the Prospectus to conform to the expense limitation agreement as follows:

The adviser has entered into an expense limitation agreement whereby the adviser has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses, including the adviser's management fee, any 12b-1 fees and organizational expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) specialized pricing services and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Trust officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) in order to limit annual Fund operating expenses to 0.90%, and 0.90% for Class A shares, and Class ADV shares, respectively, through March 31, 2022.

March 4, 2021

The Registrant has revised the referenced disclosure on pg. 45 of the Statement of Additional Information to conform to the expense limitation agreement as follows:

The Adviser has entered into an expense limitation agreement whereby the Adviser has contractually agreed to waive a portion of its fees and/or reimburse certain Fund expenses, including the Adviser's management fee, any 12b-1 fees and organizational expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) specialized pricing services and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Trust officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) in order to limit annual Fund operating expenses to 0.90%, and 0.90% for Class A shares, and Class ADV shares, respectively, through March 31, 2022.

Statement of Additional Information – Seed Financial Statements

Comment 5.    Note B on page F-4 of the Seed Financial Statements discusses the organizational and offering costs associated with the Fund and notes that organizational costs are eligible for recoupment by the Adviser within three years of the commencement date of operations. Please explain, supplementally, how the ability of the Adviser to recoup organizational costs impacts the expense limitation agreement.

Response.    The expense limitation agreement has been amended and restated to contemplate the recoupment of organizational expenses.

Comment 6.    On a going forward basis, please represent that the Fund follows and will follow the accounting and reporting requirements applicable to investment companies as set forth in ASC 946.

Response.    The Registrant represents that the Fund follows and will follow the accounting and reporting requirements applicable to investment companies as set forth in ASC 946.

Comment 7.    Note C on page F-5 of the Seed Financial Statements discusses the expense limitation agreement. On a going forward basis, please make sure the language in this portion of the Fund’s financial statement is consistent with the language in the expense limitation agreement.

Response.    The Registrant confirms that the language in the expense limitation agreement is consistent with the language regarding said agreement in the notes to financial statements, and will confirm that this is the case on a going forward basis.

Comment 8.     Supplementally, please explain why the Seed Financial Statements did not address the related party seed capital transaction that involved Mr. Atkins and the Fund as required by ASC 850-10-50.

Response.    The Registrant has updated the seed financial statements to disclose the referenced transaction.

March 4, 2021

Non-Financial Disclosure Comments

Prospectus and Statement of Additional Information

Comment 9.    Please note that the Prospectus and Statement of Additional Information states that the term of the expense limitation agreement will remain in effect until at least January 28, 2022, which is less than twelve months. Please confirm whether this is the expiration date.

Response.    The references to the of the expense limitation agreement in the Prospectus and Statement of Additional Information have been revised to state a new term, which is greater than twelve months.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench